GLOBAL BRASS AND COPPER, INC.

475 N. Martingale Road Suite 1050

Schaumburg, IL 60173

July 24, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Global Brass and Copper, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

Global Brass and Copper, Inc. (the “Company”), Global Brass and Copper Holdings, Inc. and certain of the Company’s subsidiaries (collectively, the “Guarantors,” and the Guarantors, together with the Company, the “Co-Registrants”) have filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and issuance of (i) $375,000,000 aggregate principal amount of the Company’s 9.50% Senior Secured Notes due 2019 (the “Exchange Notes”) in exchange (the “Exchange Offer”) for the Company’s outstanding and unregistered 9.50% Senior Secured Notes due 2019 (the “Existing Notes”) and (ii) the guarantees of the Exchange Notes by the Guarantors (the “Guarantees”). The Co-Registrants are registering the Exchange Notes and the Guarantees in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).

Each of the Co-Registrants represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of such Co-Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Co-Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Co-Registrants acknowledge that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

The Co-Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Co-Registrants or any of their affiliates to deliver the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Very truly yours,

Global Brass and Copper, Inc.
Global Brass and Copper Holdings, Inc.
Chase Brass, LLC
Chase Industries, LLC
Chase Brass and Copper Company, LLC
GBC Metals, LLC
Olin Fabricated Metal Products, LLC
Bryan Metals, LLC
A.J. Oster, LLC
A.J. Oster Foils, LLC
A.J. Oster Caribe, LLC
A.J. Oster West, LLC

By:	/s/ JOHN H. WALKER
Name:	John H. Walker
Title:	Chief Executive Officer

cc:	Lawrence G. Wee, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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